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                                                                    Exhibit 4.12
                                 EXHIBIT C


                               PROMISSORY NOTE




                                     --------------------- , 199-


$23,000,000


FOR VALUE RECEIVED, the undersigned SWVA, Inc., a Delaware corporation (the "Company"), promises to pay to the order of THE CIT GROUP/BUSINESS CREDIT, INC. (herein "CITBC") at its office located 900 Ashwood Parkway, Atlanta, GA 30338, in lawful money of the United States of America and in immediately available funds, the principal amount equal to the lesser of (i) Twenty-Three Million Dollars ($23,000,000) or (ii) the aggregate outstanding principal balance of Additional CAPEX Term Loans made to the Company during the period from the date hereof to and including July 1, 1998 as reflected on CIT/BC's books and records which, subject to the provisions of Section 2, Paragraph 7 of the Financing Agreement, shall be conclusive proof of the amount outstanding hereunder in forty (40) equal quarterly principal installments each in the amount of $575,000 until principal balance of this Note is paid in full, whereof the first such installment shall be due and payable on July 1, 1998 and subsequent installments shall be due and payable on the first business day of each October, January, April and July thereafter until this note is paid in full.

The Company further agrees to pay interest at said office, in like money, on the unpaid principal amount owing hereunder from time to time from the date of disbursement thereof and at the rate specified in Section 7, paragraph 2 of the Financing Agreement.

If any payment on this Note becomes due and payable on a day other than a business day, the maturity thereof shall be extended to the next succeeding business day, and with respect to payments of principal, interest thereon shall be payable at the then applicable rate during such extension.

This Note is one of the Promissory Notes referred to in the Financing Agreement dated December 30, 1986, between the Company and CITBC, as amended (the "Financing Agreement"), evidences the Additional CAPEX Term Loans thereunder, and is subject to, and entitled to, all provisions and benefits thereof and is subject to optional and mandatory prepayment, in whole or in part, as provided therein.


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Upon the occurrence of any one of the Events of Default specified in the Financing Agreement or upon termination of the Financing Agreement, all amounts then remaining unpaid on this Note may become, or be declared to be, at the sole election of CITBC, immediately due and payable as provided in the Financing Agreement.

                             SWVA, INC.


                             By:-----------------
                             Title: